

11021434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 1 5 2011

SEC FILE NUMBER

8- 66777

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sparring Partners Capital LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

420 Lexington Avenue, Suite 2548

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Warren Spar   **(212) 490-6525**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 1 5 2011

BRANCH OF REGISTRATIONS
AND
02   EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Warren Spar__ _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Sparring Partners Capital LLC__ _____ , as

of __December 31__ _____ , 20 __10__ , are true and correct. 1 further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

__NONE__

_____

KIA LEE MANLOYE
Notary Public - State of New York
NO. 01MA6111891
Qualified in Kings County
My Commission Expires 6/28/12

Signature

Chief Executive Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
DECEMBER 31, 2010

TABLE OF CONTENTS



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Member
Sparring Partners Capital LLC

We have audited the accompanying statement of financial condition of Sparring Partners Capital LLC (a limited liability company) (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sparring Partners Capital LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, an error resulting in the overstatement of previously reported "Accrued pension liabilities" and understatement of "Accumulated other comprehensive income" as of December 31, 2009, was discovered by the Company's management in the current year. Accordingly, an adjustment (not presented herein) has been made to "Member's capital" and "Accumulated other comprehensive income" as of January 1, 2010, to correct the error.

CERTIFIED PUBLIC ACCOUNTANTS

March 14, 2011

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	3,166,721
Fees receivable		136,202
Other assets		106,449
TOTAL ASSETS	$	3,409,372

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	65,531
Accrued profit-sharing contribution		77,162
Total liabilities		142,693
Commitments and contingencies (Note 6)		
Member's equity:		
Member's capital		3,145,626
Accumulated other comprehensive income		121,053
Total member's equity		3,266,679
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,409,372

See accompanying notes to statement of financial condition.

2

NOTE 1.   **ORGANIZATION AND NATURE OF BUSINESS**

Sparring Partners Capital LLC (the "Company") was formed as a New Jersey limited liability company on September 1, 2004. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on June 15, 2005, on which date it commenced operations.

The Company's primary business activities consist of providing investment banking, merger and acquisition, and consulting services to clients.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market accounts.

Revenue Recognition

The Company's revenue from its investment banking and other related business services is based on established agreements between the Company and its customers. Such revenue is recorded at the time the transaction is completed, fees are determinable, and collection is reasonably assured.

Fees Receivable

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a single-member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities and items of income, deductions and tax credits are treated as those of its member, who is responsible for any taxes thereon. The member is subject to the New York City unincorporated business tax ("UBT"), and the Company's allocable share of the member's tax provision is included in determining amounts of the UBT due at December 31, 2010.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the member and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2007.

Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements*. This update amends FASB ASC 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and will adopt certain other provisions on January 1, 2011.

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurement (Continued)

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Subsequent Events

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirements for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent event requiring adjustment to or disclosure in its statement of financial condition.

Other Comprehensive Income

Comprehensive income is the total of net income plus all other changes in net assets arising from non-owner sources, which are referred to as other comprehensive income. The sole component of accumulated other comprehensive income consists of the effects of the Company's gains and losses, and transition obligations associated with pension benefits.

NOTE 3. PRIOR PERIOD ADJUSTMENT

The Company maintains a noncontributory defined benefit pension plan. In 2009, the calculation of the Company's liability under its funding policy was overstated and "Accumulated other comprehensive income" was understated by $80,527. An adjustment has been made (not presented herein) to "Member's capital" and "Accumulated other comprehensive income" as of January 1, 2010, to correct the error.

NOTE 4. **CONCENTRATION OF CREDIT RISK**

The Company maintains its cash at one commercial bank in accounts that at times may exceed the federal insurance limit of $250,000. One account is a money market account, which is considered a Level 1 asset under the fair value measurement hierarchy.

NOTE 5. **EMPLOYEE BENEFIT PLANS**

Defined Contribution Plan
The Company maintains a 401(a) profit-sharing plan that covers substantially all of its eligible full-time employees. Contributions to the plan by the Company are discretionary. The Company may contribute up to 6% of eligible compensation. Employees who are at least 21 years of age and have at least one year and 1,000 hours of service with the Company are eligible to participate in the plan. The plan has a graded vesting schedule over a six-year period, at which time employees are fully vested in Company contributions.

Defined Benefit Plan
The Company adopted a noncontributory defined benefit plan in 2007 covering certain highly compensated employees. The plan includes a significant pension benefit obligation, which is calculated based on actuarial valuations. Key assumptions are made in determining this obligation and related expenses, including expected rates of return on plan assets and discount rates. The Company's funding policy is to contribute the larger of the amount required to fully fund the Plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for its plan.

Changes in projected benefit obligation:

Benefit obligation at January 1, 2010	$	220,824
Service cost		94,754
Interest cost		12,101
Actuarial gain		(27,226)
Benefit obligation at December 31, 2010	$	300,453

Changes in fair value of plan assets:

Fair value of plan assets at January 1, 2010	$	203,197
Actual return on plan assets		35,377
Employer contribution		87,300
Fair value of plan assets at December 31, 2010	$	325,874

Amounts recognized in the statement of financial condition consisted of:

Prepaid benefit cost	$	(25,421)
Accrued benefit liability		-
Intangible asset		-
Accumulated other comprehensive income		121,053
Net amount recognized	$	95,632

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

NOTE 5.   EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)
Amounts recognized in accumulated other comprehensive income consist of the following:

Net actuarial gain	$ 136,911
Unrecognized transition obligation	(15,858)
	$ 121,053

Amounts included in accumulated other comprehensive income for the net gain and net transition amount expected to be recognized as components of net periodic benefit cost in 2011 are $4,544 and $(1,155), respectively.

The following are weighted-average assumptions used to determine the Company's pension obligation and related items as of December 31, 2010:

Discount rate	6.00%
Expected long-term return on plan assets	7.00%
Rate of compensation increase	0.00%

The Company's pension plan was invested in mutual funds and index funds at December 31, 2010. The target asset allocation is to have 25% of the plan assets invested in short-term fixed-income funds and 75% of the plan assets invested in equity funds.

The following table sets forth by level the assets of the pension plan subject to the hierarchy, on a recurring basis, as of December 31, 2010:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at December 31, 2010
Mutual funds:				
Bond funds	$ 71,846	$ -	$ -	$ 71,846
Equity funds	246,838	-	-	246,838
Money market fund	7,190	-	-	7,190
Total	$ 325,874	$ -	$ -	$ 325,874

Mutual bond funds are valued using the net asset value divided by the number of the shares outstanding, which is based on quoted market prices of the underlying assets owed by the fund.

The equity funds consist of exchange traded funds, which are valued at the closing price reported on the active market on which the individual securities are traded.

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges as described above.

NOTE 5.   **EMPLOYEE BENEFIT PLANS (CONTINUED)**

Defined Benefit Plan (Continued)

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, to achieve asset returns that meet or exceed the plan's actuarial assumptions, and to achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by the Company and a designated third party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company does not expect to contribute to its pension plan in 2011. Pension benefit payments totaling $1,214,625 are expected to be made for the years 2016 to 2020. There are no pension benefit payments anticipated for the years 2010 through 2015.

NOTE 6.   **COMMITMENTS AND CONTINGENCIES**

Litigation

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2010, there were no legal proceedings pending against the Company.

Leases

In August 2008, the Company entered into an operating lease for office space that expires in July 2013. The lease contains provisions for future rent increases. The approximate future minimum annual payments due under this lease are as follows:

Year ending December 31:		
2011	$	94,097
2012		96,919
2013		57,513
Total	$	248,529

The office lease required a lease deposit in the form of a letter of credit, which is collateralized by cash in a bank account of $37,500. This amount is reflected in other assets in the accompanying statement of financial condition.

NOTE 7.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2010, the Company's net capital was approximately $3,024,000, which exceeded the required minimum net capital of $9,513. The Company's percentage of aggregate indebtedness to net capital was approximately 4.72% at December 31, 2010.